United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

Permian Resources Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71424F105

(CUSIP Number)

Christina Shalhoub

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F105	13D	Page 1 of 26 Pages

1	Names of Reporting Persons Silver Run Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,932,221
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,932,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,221
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 2 of 26 Pages

1	Names of Reporting Persons Silver Run Sponsor Manager, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,932,221
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,932,221
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,221
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 3 of 26 Pages

1	Names of Reporting Persons REL US Centennial Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 4 of 26 Pages

1	Names of Reporting Persons REL IP General Partner LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 5 of 26 Pages

1	Names of Reporting Persons REL IP General Partner Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 6 of 26 Pages

1	Names of Reporting Persons Riverstone Energy Limited Investment Holdings, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 7 of 26 Pages

1	Names of Reporting Persons Riverstone Holdings II (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 8 of 26 Pages

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,632,581
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,632,581
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,632,581
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 9 of 26 Pages

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,632,581
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,632,581
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,632,581
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 10 of 26 Pages

1	Names of Reporting Persons Riverstone Non-ECI Partners GP (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,632,581
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,632,581
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,632,581
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 11 of 26 Pages

1	Names of Reporting Persons Riverstone Non-ECI GP Cayman LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,632,581
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,632,581
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,632,581
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 12 of 26 Pages

1	Names of Reporting Persons Riverstone Non-ECI GP Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,632,581
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,632,581
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,632,581
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 13 of 26 Pages

1	Names of Reporting Persons Riverstone VI Centennial QB Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,137,046
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,137,046
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,137,046
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 14 of 26 Pages

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,137,046
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,137,046
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,137,046
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 15 of 26 Pages

1	Names of Reporting Persons Riverstone Energy GP VI, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,137,046
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,137,046
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,137,046
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 16 of 26 Pages

1	Names of Reporting Persons Riverstone Energy GP VI Corp
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,137,046
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,137,046
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,137,046
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 17 of 26 Pages

1	Names of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 38,069,267
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,069,267
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,069,267
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 18 of 26 Pages

1	Names of Reporting Persons Riverstone/Gower Mgmt Co Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,121,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,121,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,121,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 19 of 26 Pages

1	Names of Reporting Persons Riverstone Management Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,121,440
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,121,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,121,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 20 of 26 Pages

1	Names of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 52,596,969
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,596,969
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,596,969
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person IN

CUSIP No. 71424F105	13D	Page 21 of 26 Pages

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 51,754,021
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,754,021
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,754,021
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person IN

CUSIP No. 71424F105	13D	Page 22 of 26 Pages

Explanatory Note

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (as amended to date, the “Schedule 13D”), relating to the Class A Common Stock (the “Class A Common Stock”) of Permian Resources Corporation (formerly known as Centennial Resource Development, Inc.) (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

December 2023 Sales

On December 19, 2023, Riverstone VI Centennial QB Holdings, L.P. (“Riverstone QB Holdings”), REL US Centennial Holdings, LLC (“REL US”), Riverstone Non-ECI USRPI AIV, L.P. (“Riverstone Non-ECI”), Silver Run Sponsor, LLC (“Silver Run Sponsor”), and David M. Leuschen (collectively, the “Riverstone Parties”) sold an aggregate of 5,630,631 shares of Class A Common Stock at a price of $12.93 per share (the “Offering”) to J.P. Morgan Securities LLC (the “Underwriter”) pursuant to an underwriting agreement dated as of December 19, 2023 (the “Underwriting Agreement”), by and among the Issuer, the Underwriter, the Riverstone Parties and certain other selling stockholders. The Offering closed on December 21, 2023.

Pursuant to the Underwriting Agreement, each of the Riverstone Parties has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, such each Riverstone Party will not, during the period ending 45 days after the date of the final prospectus filed in connection with the Offering: (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 13 hereto and is incorporated herein by reference.

CUSIP No. 71424F105	13D	Page 23 of 26 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 540,151,731 shares of Class A Common Stock outstanding as of December 19, 2023, following the Offering.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Silver Run Sponsor, LLC	1,932,221	0.4%	0	1,932,221	0	1,932,221
Silver Run Sponsor Manager, LLC	1,932,221	0.4%	0	1,932,221	0	1,932,221
REL US Centennial Holdings, LLC	10,052,173	1.9%	0	10,052,173	0	10,052,173
REL IP General Partner LP	10,052,173	1.9%	0	10,052,173	0	10,052,173
REL IP General Partner Limited	10,052,173	1.9%	0	10,052,173	0	10,052,173
Riverstone Energy Limited Investment Holdings, LP	10,052,173	1.9%	0	10,052,173	0	10,052,173
Riverstone Holdings II (Cayman) Ltd.	10,052,173	1.9%	0	10,052,173	0	10,052,173
Riverstone Non-ECI USRPI AIV, L.P.	3,632,581	0.7%	0	3,632,581	0	3,632,581
Riverstone Non-ECI USRPI AIV GP, L.L.C.	3,632,581	0.7%	0	3,632,581	0	3,632,581
Riverstone Non-ECI Partners GP (Cayman), L.P.	3,632,581	0.7%	0	3,632,581	0	3,632,581
Riverstone Non-ECI GP Cayman LLC	3,632,581	0.7%	0	3,632,581	0	3,632,581
Riverstone Non-ECI GP Ltd.	3,632,581	0.7%	0	3,632,581	0	3,632,581
Riverstone VI Centennial QB Holdings, L.P.	36,137,046	6.7%	0	36,137,046	0	36,137,046
Riverstone Energy Partners VI, L.P.	36,137,046	6.7%	0	36,137,046	0	36,137,046
Riverstone Energy GP VI, LLC	36,137,046	6.7%	0	36,137,046	0	36,137,046
Riverstone Energy GP VI Corp	36,137,046	6.7%	0	36,137,046	0	36,137,046
Riverstone Holdings LLC	38,069,267	7.0%	0	38,069,267	0	38,069,267
Riverstone/Gower Mgmt Co Holdings, L.P.	48,121,440	8.9%	0	48,121,440	0	48,121,440
Riverstone Management Group, L.L.C.	48,121,440	8.9%	0	48,121,440	0	48,121,440
David M. Leuschen	52,596,969	9.7%	0	52,596,969	0	52,596,969
Pierre F. Lapeyre Jr.	51,754,021	9.6%	0	51,754,021	0	51,754,021

Silver Run Sponsor is the record holder of 1,932,221 shares of Class A Common Stock. REL US is the record holder of 10,052,173 shares of Class A Common Stock. Riverstone Non-ECI is the record holder of 3,632,581 shares of Class A Common Stock. Riverstone QB Holdings is the record holder of 36,137,046 shares of Class A Common Stock. David M. Leuschen is the record holder of 842,948 shares of Class A Common Stock.

Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone Management and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management. Riverstone Management is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings and the sole shareholder of Riverstone Holdings II. Riverstone Holdings is the managing member of Silver Run Manager, which is the managing member of Silver Run Sponsor. As such, each of Silver Run Manager, Riverstone Management, Riverstone/Gower, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Silver Run Sponsor. Each such entity or person disclaims beneficial ownership of these securities.

CUSIP No. 71424F105	13D	Page 24 of 26 Pages

Riverstone Holdings is also the sole shareholder of Riverstone Energy Corp, which is the managing member of Riverstone Energy GP, which is the general partner of Riverstone Energy Partners, which is the general partner of Riverstone QB Holdings. As such, each of Riverstone Energy Partners, Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone QB Holdings. Each such entity or person disclaims beneficial ownership of these securities.

Riverstone Holdings II is the general partner of Riverstone Investment, which is the sole shareholder of REL IP GP, which is the general partner of REL IP, which is the managing member of REL US. As such, each of REL IP, REL IP GP, Riverstone Investments, Riverstone Holdings II, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by REL US. Each such entity or person disclaims beneficial ownership of these securities.

Non-ECI GP Ltd. is the sole member of Non-ECI Cayman GP, which is the general partner of Non-ECI Cayman, which is the sole member of Riverstone Non-ECI GP, which is the general partner of Riverstone Non-ECI. Non-ECI GP Ltd. is managed by Mr. Leuschen and Mr. Lapeyre, who have or share voting and investment discretion with respect to the securities held of record by Riverstone Non-ECI. As such, each of Riverstone Non-ECI GP, Non-ECI Cayman, Non-ECI Cayman GP, Non-ECI GP Ltd., Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone Non-ECI. Each such entity or person disclaims beneficial ownership of these securities.

(c)	Except as described in Item 4, during the past 60 days neither the Reporting Persons nor any of the Related Persons has effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 71424F105	13D	Page 25 of 26 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as described in Item 4, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 71424F105	13D	Page 26 of 26 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
13	Underwriting Agreement, dated as of December 19, 2023 (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on December 20, 2023).

CUSIP No. 71424F105	13D	Page 1 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 21, 2023

Silver Run Sponsor, LLC
By:	Silver Run Sponsor Manager, LLC, its managing member

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Silver Run Sponsor Manager, LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

REL US Centennial Holdings, LLC
By:	REL IP General Partner LP, its managing member
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

REL IP General Partner LP
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

REL IP General Partner Limited

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

CUSIP No. 71424F105	13D	Page 2 of 4 Pages

Riverstone Energy Limited Investment Holdings, LP
By:	Riverstone Holdings II (Cayman) Ltd., its general partner

By:	/s/ David M. Leuschen
Name:	David M. Leuschen
Title:	Director

Riverstone Holdings II (Cayman) Ltd.

By:	/s/ David M. Leuschen
Name:	David M. Leuschen
Title:	Director

Riverstone Non-ECI USRPI AIV, L.P.
By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.
By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

CUSIP No. 71424F105	13D	Page 3 of 4 Pages

Riverstone Non-ECI GP Cayman LLC
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.
By:	Riverstone Energy Partners VI, L.P., its general partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Energy Partners VI, L.P.
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Vice President

CUSIP No. 71424F105	13D	Page 4 of 4 Pages

Riverstone Holdings LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Authorized Person

Riverstone/Gower Mgmt Co Holdings, L.P.
By:	Riverstone Management Group, L.L.C., its general partner

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Manager

Riverstone Management Group, L.L.C.

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Manager

David M. Leuschen

By:	/s/ David M. Leuschen

Pierre F. Lapeyre, Jr.

By:	/s/ Pierre F. Lapeyre